Exhibit 2

Third Quarter Results 2024

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange (CPO)

Ticker: CEMEX.CPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail: ir@cemex.com

Third Quarter Results 2024 Mission Rock, San Francisco, United States Built with Vertua Concrete, part of our Vertua family of products with sustainable attributes Photo credit: Mission Rock Partner Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange (CPO) Ticker: CEMEX.CPO Ratio of CEMEXCPO to CX = 10:1

Operating and financial highlights

		January - September			Third Quarter
				l-t-l				l-t-l
	2024	2023	% var	% var	2024	2023	% var	% var
Consolidated volumes
Domestic gray cement	33,472	34,146	(2%)		11,253	11,679	(4%)
Ready-mix	32,897	36,101	(9%)		11,448	12,150	(6%)
Aggregates	102,546	105,141	(2%)		35,541	36,208	(2%)

Sales	12,389	12,528	(1%)	(1%)	4,090	4,364	(6%)	(3%)
Gross profit	4,215	4,203	0%	0%	1,340	1,490	(10%)	(5%)
as % of Sales	34.0%	33.6%	0.4pp		32.8%	34.1%	(1.3pp )
Operating earnings before other income and expenses, net	1,454	1,555	(7%)	(6%)	428	557	(23%)	(18%)
as % of Sales	11.7%	12.4%	(0.7pp )		10.5%	12.8%	(2.3pp )
SG&A expenses as % of Sales	9.5%	8.8%	0.7pp		9.6%	8.9%	0.7pp
Controlling interest net income (loss)	891	623	43%		406	126	222%
Operating EBITDA	2,398	2,444	(2%)	(2%)	747	861	(13%)	(9%)
as % of Sales	19.4%	19.5%	(0.1pp )		18.3%	19.7%	(1.4pp )

Free cash flow after maintenance capital expenditures	154	697	(78%)		114	475	(76%)
Free cash flow	(134)	385	N/A		5	331	(98%)

Total debt	7,512	7,492	0%		7,512	7,492	0%
Earnings (loss) of continuing operations per ADS	0.45	0.37	20%		0.14	0.08	84%
Fully diluted earnings (loss) of continuing operations per ADS	0.45	0.37	20%		0.14	0.08	84%
Average ADSs outstanding (1)	1,468	1,471	(0%)		1,470	1,465	0%
Employees	44,779	44,350	1%		44,779	44,350	1%

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. Please see “Equity-related information” below in this report. The calculation of Average ADSs outstanding also includes the restricted CPOs allocated to eligible employees as variable compensation.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 13 for CPO-equivalent units outstanding.

Consolidated net sales reached US$4.0 billion in the third quarter of 2024, 3% lower on a like-to-like basis. Our higher prices in local currency terms were more than offset by lower volumes, which were impacted by extraordinary weather conditions in all our regions. Higher sales in EMEA were offset by decreases in the rest of the regions.

Cost of sales, as a percentage of Net Sales, increased by 1.3pp to 67.2% during the third quarter of 2024 from 65.9% in the same period last year, driven by higher fixed costs, coupled with a decrease in Sales. However, we continued to experience energy tailwinds, particularly in fuels to produce cement.

Operating expenses, as a percentage of Net Sales, increased by 0.9pp to 22.3% during the third quarter of 2024 compared with the same period last year, driven by higher labor and selling costs.

Operating EBITDA in the third quarter of 2024 reached US$747 million, decreasing -9% on a like-to-like basis. With prices and the contribution of growth investments largely offsetting costs in the quarter, the decline in Operating EBITDA was generally attributable to volumes. We estimate a weather impact of approximately US$33 million in Operating EBITDA, a little less than half of the like-to-like Operating EBITDA shortfall in the quarter.

Operating EBITDA margin decreased by -1.4pp from 19.7% in the third quarter of 2023 to 18.3% this quarter. The variation was primarily due to Mexico and SCAC, while the US and EMEA remained stable.

Controlling interest net income reached US$406 million in the third quarter of 2024 versus an income of US$126 million in the same quarter of 2023. The higher income was driven primarily by a lower effective tax rate and the gain from the sale of our operations in Guatemala.

2024 Third Quarter Results	Page 2

Operating results

Mexico

	January - September				Third Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	3,831	3,755	2%	3%	1,136	1,361	(17%)	(5%)
Operating EBITDA	1,193	1,142	4%	5%	319	399	(20%)	(8%)
Operating EBITDA margin	31.1%	30.4%	0.7pp		28.1%	29.3%	(1.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	2%	(7%)	(0%)	(4%)	1%	(7%)
Price (USD)	2%	(9%)	6%	(8%)	4%	(15%)
Price (local currency)	3%	3%	8%	5%	6%	(3%)

Volumes in Mexico slowed as construction activity decelerated after the election in June, coupled with bad weather, where precipitation levels were 50% higher than third quarter of 2023. Operating EBITDA declined 8% year-over-year on a like-to-like basis due to lower volumes, higher electricity and maintenance costs, and a prior year base effect in which Operating EBITDA rose more than 30%. We estimate the impact from bad weather on Operating EBITDA to be ~US$8 million. Operating EBITDA margin decreased 1.2pp year-over-year due primarily to a 30% transitory rise in electricity costs, which we expect to stabilize in 2025 assuming several of our cement plants complete their migration to more competitive power supply sources.

Cement and ready-mix prices rose mid-single digits. We continue to see healthy growth in our ready-mix orderbook for projects related to nearshoring and infrastructure, and over the medium term, we are optimistic about Mexico’s growth prospects, as the new government’s agenda appears supportive of housing and infrastructure.

United States

	January - September				Third Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	3,961	4,069	(3%)	(3%)	1,335	1,394	(4%)	(4%)
Operating EBITDA	792	801	(1%)	(1%)	258	268	(4%)	(4%)
Operating EBITDA margin	20.0%	19.7%	0.3pp		19.3%	19.3%	0.0pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(7%)	(6%)	(12%)	(11%)	2%	(1%)
Price (USD)	3%	2%	6%	3%	2%	3%
Price (local currency)	3%	2%	6%	3%	2%	3%

In the United States, Operating EBITDA declined 4% year-over-year due to lower cement and ready-mix volumes, which were impacted by extreme weather conditions, with three major hurricanes and above average precipitation and flooding. Several of our key markets experienced 50% to 200% higher precipitation than the prior year. We estimate the impact of adverse weather on Operating EBITDA to be US$17 million, which explains all the Operating EBITDA variation. The resiliency of the business to the drop in volumes was impressive, with Operating EBITDA margin remaining stable, driven by higher prices, lower imports, energy costs deceleration and our operational optimization efforts.

Cement and ready-mix volumes declined 6% and 11%, respectively, due to continued difficult weather conditions. Aggregates volumes, typically less impacted by weather conditions, declined low-single digit. Our aggregates operations are now the largest contributor to US profitability, accounting for 36% of year-to-date Operating EBITDA with margins in excess of 30%. Pricing for our three core products rose low-single digits. During the quarter, we formed a joint venture with Couch Aggregates to strengthen and expand our aggregates reserves in the Southeast.

2024 Third Quarter Results	Page 3

Operating results

We anticipate improved conditions in 2025, supported by underlying demand for infrastructure, improved activity in housing, and stabilization of the commercial sector.

Europe, Middle East, and Africa

	January - September				Third Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	3,476	3,651	(5%)	(5%)	1,243	1,228	1%	1%
Operating EBITDA	460	539	(15%)	(14%)	201	201	0%	0%
Operating EBITDA margin	13.2%	14.8%	(1.6pp )		16.2%	16.4%	(0.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(1%)	2%	(11%)	(4%)	(8%)	0%
Price (USD)	(0%)	1%	(0%)	1%	2%	3%
Price (local currency) (*)	1%	2%	(1%)	(1%)	1%	1%

In EMEA, Operating EBITDA was stable year-over-year after 3 consecutive quarterly declines.

We believe we are experiencing an important inflection point in our European business with Operating EBITDA growth on a reported basis, and where for the first time in 9 quarters, we have seen volume growth. The improvement in volumes is largely attributable to better economic activity, lower interest rates, the lifting of the construction ban related to the Paris Olympics and an easier prior year comparison.

Prices for our three core products were stable across our European footprint, while most of our costs continued to decelerate, particularly in energy for cement production.

On Climate Action, Cemex Europe continues to test company record levels of decarbonization with a 5% reduction year-to-date in CO2 per ton of cement, supported by a clinker factor reduction of 1.7pp.

In MEA, Operating EBITDA increased due to better pricing dynamics in Egypt and improved construction activity in Israel.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Third Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	939	910	3%	0%	311	319	(2%)	(1%)
Operating EBITDA	177	170	4%	2%	48	66	(28%)	(27%)
Operating EBITDA margin	18.8%	18.7%	0.1pp		15.4%	20.8%	(5.4pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(2%)	(3%)	(6%)	(2%)	(3%)	(6%)
Price (USD)	6%	1%	19%	7%	9%	5%
Price (local currency) (*)	4%	3%	12%	10%	3%	7%

In South, Central America and Caribbean, Operating EBITDA and Operating EBITDA margin declined 27% and 5pp, respectively, driven by lower volumes and higher maintenance. Our operations experienced a challenging quarter in terms of volumes, impacted by two hurricanes, as well as a transportation strike in Colombia. These events impacted Operating EBITDA by an estimated US$7 million.

Despite the current demand environment, prices for our products rose between 3% and 10%.

The formal sector continues driving demand with large infrastructure projects such as the Bogotá Metro, in which Cemex was awarded ~80% of total volumes, and the fourth bridge over the Canal in Panama.

During the quarter, we announced the sale of our Dominican Republic and Guatemala operations, and we expect to close the Dominican Republic transaction by year end, while the Guatemala transaction has already closed in September. As a result, these two businesses have been re-classified as discontinued operations and are excluded from our 2024 operating results and the 2023 results included in this report for comparison purposes.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Third Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - September			Third Quarter
	2024	2023	% var	2024	2023	% var
Operating earnings before other income and expenses, net	1,454	1,555	(7%)	428	557	(23%)
+ Depreciation and operating amortization	945	890		319	304

Operating EBITDA	2,398	2,444	(2%)	747	861	(13%)
- Net financial expense	456	437		155	143
- Maintenance capital expenditures	554	577		220	203
- Change in working capital	415	416		(133)	(127)
- Taxes paid	812	457		365	190
- Other cash items (net)	110	(19)		53	24
- Free cash flow discontinued operations	(102)	(122)		(25)	(46)

Free cash flow after maintenance capital expenditures	154	697	(78%)	114	475	(76%)
- Strategic capital expenditures	288	312		108	143

Free cash flow	(134)	385	N/A	5	331	(98%)

In millions of U.S. dollars, except percentages.

FCF after maintenance capex for the third quarter was US$114 million, impacted by a US$306 million payment towards the US$500 Spanish tax fine announced in fourth quarter of 2023. Adjusting for this extraordinary tax payment, FCF after maintenance capex would have been slightly lower than the prior year. Cemex is analyzing options with respect to the remaining balance of the Spanish tax fine.

Due to the seasonality of our working capital cycle and the implementation of certain initiatives, we are expecting a significant turnaround of working capital in the fourth quarter.

During the quarter, the main uses of cash below the Free Cash Flow line relate to the payment of coupons of our subordinated notes with no fixed maturity, the investment in Couch Aggregates in the US, and dividend payments.

Information on debt

	Third Quarter			Second Quarter		Third Quarter
	2024	2023	% var	2024		2024	2023
Total debt (1)	7,512	7,492	0%	7,553	Currency denomination
Short-term	5%	4%		4%	U.S. dollar	73%	75%
Long-term	95%	96%		96%	Euro	19%	15%
Cash and cash equivalents	422	533	(21%)	425	Mexican peso	5%	5%

Net debt	7,090	6,960	2%	7,128	Other	3%	5%

Consolidated net debt (2)	7,191	6,982		7,208	Interest rate (3)
Consolidated leverage ratio (2)	2.22	2.16		2.13	Fixed	68%	65%
Consolidated coverage ratio (2)	7.28	7.62		7.72	Variable	32%	35%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements
(3)	Includes the effect of our interest rate derivatives, as applicable.

Net debt decreased by ~US$38 million dollars sequentially, driven by the proceeds from the sale of our Guatemala operations, partially offset by the uses of cash below the Free cash flow line explained above.

Our leverage ratio stood at 2.22 times, about a tenth of a turn higher than second quarter driven primarily by lower Operating EBITDA and the payment related to the Spanish tax fine.

2024 Third Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - September				Third Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2024	2023	% var	% var	2024	2023	% var	% var
Sales	12,388,827	12,527,760	(1%)	(1%)	4,089,673	4,363,873	(6%)	(3%)
Cost of sales	(8,173,769)	(8,324,667)	2%		(2,749,718)	(2,874,013)	4%

Gross profit	4,215,058	4,203,093	0%	0%	1,339,956	1,489,860	(10%)	(5%)
Operating expenses	(2,761,370)	(2,648,314)	(4%)		(912,221)	(932,894)	2%

Operating earnings before other income and expenses, net	1,453,688	1,554,779	(7%)	(6%)	427,735	556,965	(23%)	(18%)
Other expenses, net	(25,293)	(90,027)	72%		(29,368)	(72,127)	59%

Operating earnings	1,428,395	1,464,752	(2%)		398,366	484,838	(18%)
Financial expense	(429,580)	(405,358)	(6%)		(141,485)	(132,697)	(7%)
Other financial income (expense), net	(272,737)	(24,119)	(1031%)		(97,385)	(48,806)	(100%)
Financial income	26,462	24,757	7%		8,025	9,443	(15%)
Results from financial instruments, net	(11,732)	(52,556)	78%		(7,593)	1,004	N/A
Foreign exchange results	(218,093)	70,549	N/A		(74,174)	(37,755)	(96%)
Effects of net present value on assets and liabilities and others, net	(69,374)	(66,869)	(4%)		(23,642)	(21,499)	(10%)
Equity in gain (loss) of associates	68,251	66,145	3%		35,198	35,162	0%

Income (loss) before income tax	794,329	1,101,420	(28%)		194,695	338,496	(42%)
Income tax	(121,827)	(533,258)	77%		18,658	(214,911)	N/A

Profit (loss) of continuing operations	672,503	568,162	18%		213,353	123,585	73%
Discontinued operations	234,155	73,257	220%		195,122	11,677	1571%

Consolidated net income (loss)	906,658	641,420	41%		408,475	135,262	202%
Non-controlling interest net income (loss)	16,157	18,256	(11%)		2,758	9,389	(71%)

Controlling interest net income (loss)	890,501	623,163	43%		405,717	125,873	222%

Operating EBITDA	2,398,206	2,444,378	(2%)	(2%)	746,943	861,111	(13%)	(9%)
Earnings (loss) of continued operations per ADS	0.45	0.37	20%		0.14	0.08	84%
Earnings (loss) of discontinued operations per ADS	0.16	0.05	220%		0.13	0.01	1565%

	As of September 30
STATEMENT OF FINANCIAL POSITION	2024	2023	% var
Total assets	27,994,794	27,658,616	1%
Cash and cash equivalents	422,281	532,512	(21%)
Trade receivables less allowance for doubtful accounts	1,874,969	2,018,808	(7%)
Other accounts receivable	748,443	586,574	28%
Inventories, net	1,557,932	1,734,619	(10%)
Assets held for sale	1,219,287	48,997	2388%
Other current assets	141,466	158,398	(11%)
Current assets	5,981,879	5,079,909	18%
Property, machinery and equipment, net	11,252,917	11,876,465	(5%)
Other assets	10,759,999	10,702,242	1%

Total liabilities	15,582,379	15,156,758	3%
Current liabilities	6,090,441	5,736,537	6%
Long-term liabilities	6,117,876	6,255,153	(2%)
Other liabilities	3,374,062	3,165,068	7%

Total stockholder’s equity	12,412,415	12,501,858	(1%)
Common stock and additional paid-in capital	7,699,108	7,686,469	0%
Other equity reserves	(2,783,573)	(2,371,473)	(17%)
Subordinated notes	1,985,040	1,985,716	(0%)
Retained earnings	5,198,443	4,868,949	7%
Non-controlling interest	313,396	332,197	(6%)

2024 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
				like-to-like				like-to-like
Sales	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	3,831,429	3,755,089	2%	3%	1,135,999	1,360,542	(17%)	(5%)
U.S.A.	3,960,621	4,068,946	(3%)	(3%)	1,334,683	1,393,659	(4%)	(4%)
Europe, Middle East and Africa	3,476,292	3,650,712	(5%)	(5%)	1,242,949	1,227,720	1%	1%
Europe	2,748,890	2,805,251	(2%)	(3%)	969,707	934,245	4%	1%
Middle East and Africa	727,402	845,461	(14%)	(9%)	273,242	293,475	(7%)	(0%)
South, Central America and the Caribbean	939,231	909,720	3%	0%	311,434	319,390	(2%)	(1%)
Others and intercompany eliminations	181,254	143,292	26%	28%	64,608	62,562	3%	4%

TOTAL	12,388,827	12,527,760	(1%)	(1%)	4,089,673	4,363,873	(6%)	(3%)

GROSS PROFIT
Mexico	1,916,010	1,797,214	7%	7%	544,773	651,367	(16%)	(5%)
U.S.A.	1,143,183	1,178,805	(3%)	(3%)	383,884	404,593	(5%)	(5%)
Europe, Middle East and Africa	846,107	904,359	(6%)	(6%)	333,619	322,672	3%	3%
Europe	713,715	742,325	(4%)	(5%)	279,444	264,881	5%	3%
Middle East and Africa	132,392	162,034	(18%)	(11%)	54,176	57,791	(6%)	4%
South, Central America and the Caribbean	290,608	275,000	6%	2%	87,536	103,230	(15%)	(14%)
Others and intercompany eliminations	19,151	47,714	(60%)	(60%)	(9,857)	7,997	N/A	N/A

TOTAL	4,215,058	4,203,093	0%	0%	1,339,956	1,489,860	(10%)	(5%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	1,034,179	978,122	6%	6%	269,533	340,795	(21%)	(9%)
U.S.A.	400,637	438,909	(9%)	(9%)	125,452	146,117	(14%)	(14%)
Europe, Middle East and Africa	229,843	316,891	(27%)	(26%)	120,441	126,693	(5%)	(4%)
Europe	177,509	243,730	(27%)	(28%)	94,085	100,403	(6%)	(9%)
Middle East and Africa	52,334	73,161	(28%)	(20%)	26,357	26,290	0%	15%
South, Central America and the Caribbean	116,629	115,170	1%	(1%)	27,682	47,010	(41%)	(40%)
Others and intercompany eliminations	(327,600)	(294,314)	(11%)	(13%)	(115,373)	(103,649)	(11%)	(24%)

TOTAL	1,453,688	1,554,779	(7%)	(6%)	427,735	556,965	(23%)	(18%)

2024 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - September				Third Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	1,192,945	1,142,246	4%	5%	319,277	398,634	(20%)	(8%)
U.S.A.	792,375	801,368	(1%)	(1%)	257,968	268,496	(4%)	(4%)
Europe, Middle East and Africa	459,976	538,850	(15%)	(14%)	201,489	201,347	0%	0%
Europe	373,025	428,533	(13%)	(14%)	163,781	161,640	1%	(1%)
Middle East and Africa	86,951	110,318	(21%)	(14%)	37,708	39,706	(5%)	7%
South, Central America and the Caribbean	176,566	170,186	4%	2%	47,967	66,492	(28%)	(27%)
Others and intercompany eliminations	(223,655)	(208,272)	(7%)	(9%)	(79,758)	(73,858)	(8%)	(26%)

TOTAL	2,398,206	2,444,378	(2%)	(2%)	746,943	861,111	(13%)	(9%)

OPERATING EBITDA MARGIN
Mexico	31.1%	30.4%			28.1%	29.3%
U.S.A.	20.0%	19.7%			19.3%	19.3%
Europe, Middle East and Africa	13.2%	14.8%			16.2%	16.4%
Europe	13.6%	15.3%			16.9%	17.3%
Middle East and Africa	12.0%	13.0%			13.8%	13.5%
South, Central America and the Caribbean	18.8%	18.7%			15.4%	20.8%

TOTAL	19.4%	19.5%			18.3%	19.7%

2024 Third Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter
	2024	2023	% var	2024	2023	% var
Consolidated cement volume (1)	39,158	40,152	(2%)	13,308	13,661	(3%)
Consolidated ready-mix volume	32,897	36,101	(9%)	11,448	12,150	(6%)
Consolidated aggregates volume (2)	102,546	105,141	(2%)	35,541	36,208	(2%)

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2024
DOMESTIC GRAY CEMENT VOLUME	2024 vs. 2023	2024 vs. 2023	vs. Second Quarter 2024
Mexico	2%	(7%)	(10%)
U.S.A.	(7%)	(6%)	(6%)
Europe, Middle East and Africa	(1%)	2%	3%
Europe	(2%)	2%	(3%)
Middle East and Africa	3%	0%	20%
South, Central America and the Caribbean	(2%)	(3%)	(2%)
READY-MIX VOLUME
Mexico	(0%)	(4%)	0%
U.S.A.	(12%)	(11%)	(4%)
Europe, Middle East and Africa	(11%)	(4%)	6%
Europe	(7%)	(3%)	(5%)
Middle East and Africa	(16%)	(5%)	25%
South, Central America and the Caribbean	(6%)	(2%)	9%
AGGREGATES VOLUME
Mexico	1%	(7%)	(4%)
U.S.A.	2%	(1%)	(1%)
Europe, Middle East and Africa	(8%)	0%	4%
Europe	(8%)	(0%)	(1%)
Middle East and Africa	(8%)	1%	25%
South, Central America and the Caribbean	(3%)	(6%)	(1%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2024 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - September	Third Quarter	Third Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	Second Quarter 2024
Mexico	2%	(9%)	(10%)
U.S.A.	3%	2%	(0%)
Europe, Middle East and Africa (*)	(0%)	1%	(1%)
Europe (*)	2%	3%	2%
Middle East and Africa (*)	(11%)	(18%)	6%
South, Central America and the Caribbean (*)	6%	1%	(4%)
READY-MIX PRICE
Mexico	6%	(8%)	(9%)
U.S.A.	6%	3%	0%
Europe, Middle East and Africa (*)	(0%)	1%	0%
Europe (*)	(1%)	2%	3%
Middle East and Africa (*)	(2%)	(1%)	0%
South, Central America and the Caribbean (*)	19%	7%	(4%)
AGGREGATES PRICE
Mexico	4%	(15%)	(11%)
U.S.A.	2%	3%	(1%)
Europe, Middle East and Africa (*)	2%	3%	1%
Europe (*)	3%	4%	2%
Middle East and Africa (*)	(3%)	(1%)	(0%)
South, Central America and the Caribbean (*)	9%	5%	6%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Third Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - September	Third Quarter	Third Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	Second Quarter 2024
Mexico	3%	3%	0%
U.S.A.	3%	2%	(0%)
Europe, Middle East and Africa (*)	1%	2%	(3%)
Europe (*)	1%	(0%)	(0%)
Middle East and Africa (*)	16%	21%	8%
South, Central America and the Caribbean (*)	4%	3%	(2%)
READY-MIX PRICE
Mexico	8%	5%	0%
U.S.A.	6%	3%	0%
Europe, Middle East and Africa (*)	(1%)	(1%)	(2%)
Europe (*)	(2%)	(0%)	1%
Middle East and Africa (*)	(1%)	(2%)	(0%)
South, Central America and the Caribbean (*)	12%	10%	(1%)
AGGREGATES PRICE
Mexico	6%	(3%)	(1%)
U.S.A.	2%	3%	(1%)
Europe, Middle East and Africa (*)	1%	1%	(2%)
Europe (*)	2%	1%	(1%)
Middle East and Africa (*)	(3%)	(3%)	(1%)
South, Central America and the Caribbean (*)	3%	7%	9%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 Third Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January-September			Third Quarter
In thousands of US dollars	2024	2023	% var	2024	2023	% var
Administrative expenses	897,246	852,485	5%	298,674	300,222	-1%
Selling expenses	285,126	250,970	14%	94,590	87,382	8%
Distribution and logistics expenses	1,412,023	1,394,108	1%	462,568	493,299	-6%

Operating expenses before depreciation	2,594,394	2,497,563	4%	855,832	880,903	-3%

Depreciation in operating expenses	166,976	150,751	11%	56,389	51,991	8%

Operating expenses	2,761,370	2,648,314	4%	912,221	932,894	-2%

As % of Net Sales
Administrative expenses	7.2%	6.8%	7.3%	6.9%
SG&A expenses	9.5%	8.8%	9.6%	8.9%

Equity-related information

As of December 31, 2023, based on our latest 20-F annual report, the number of outstanding CPO-equivalents was 14,490,870,243. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2023. For the three-month period ended September 30, 2024, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2023, were 20,541,277. Starting 2024, employees receive restricted ADRs instead of restricted CPOs. One ADRs represents 10 CPOs. Restricted ADRs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2024		2023		2024
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	940	82	1,358	(83)	1,361	39
Interest rate swaps (2)	1,408	(51)	1,050	47	1,408	(7)
Fuel derivatives (3)	374	3	138	13	404	21

	2,722	34	2,546	(23)	3,173	53

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of September 30, 2024, the derivatives related to net investment hedge represent a notional amount of US$640 million.

2)	Interest-rate swap derivatives include those related to bank loans and interest rate and exchange rate swap related to Certificados Bursátiles
3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to economically mitigate the exposure related to the cost of fuel implicit in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of September 30, 2024, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a change in mark to market as compared to 2Q24 resulting in a financial asset of US$34 million.

2024 Third Quarter Results	Page 13

Other Information

Discontinued operations

On September 10, 2024, Cemex sold its operations in Guatemala to Holcim Group, for a total consideration of approximately US$200 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6M metric tons per year, three ready mix plants and five distribution centers. For the periods ended September 30, 2024, and 2023, Cemex’s operations in Guatemala are reported in Cemex’s Income Statements, net of income tax, in the single line item “Discontinued operations.”

On August 5, 2024, Cemex announced an agreement with Cementos Progreso Holdings, S.L., through a subsidiary, and its strategic partners, for the sale of its operations in the Dominican Republic, for a total consideration of approximately US$950 million. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of September 30, 2024, Cemex’s assets and liabilities in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the periods ended September 30, 2024, and 2023, Cemex’s operations in the Dominican Republic are reported in Cemex’s Income Statements, net of income tax, in the single line item “Discontinued operations.”

In connection with the agreements entered separately with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation announced on April 25, 2024 for the sale of all our operations and assets in the Philippines, and which Cemex expects to finalize before December 31, 2024, subject to the satisfaction of closing conditions, including, but not limited to, the approval by the Philippine Competition Commission, which has been obtained, and the fulfillment of any mandatory tender offer requirement by the purchasers to the shareholders of Cemex Holdings Philippines (“CHP”), including the non-controlling interest owned by third parties in CHP after customary authorizations. As of September 30, 2024, Cemex’s assets and liabilities in the Philippines are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the periods ended June 30, 2024, and 2023, Cemex’s operations in the Philippines are reported in Cemex’s Income Statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statement for the nine-month periods ended September 30, 2024, and 2023, for Cemex’s discontinued operations related to Guatemala, the Dominican Republic and the Philippines:

INCOME STATEMENTS	Jan - Sep		Third Quarter
(Millions of U.S. dollars)	2024	2023	2024	2023
Sales	602	645	194	207
Cost of sales, operating expenses, other expenses, and gain on sale, net	-353	-554	-5	-193
Interest expense, net, and others	11	6	24	2

Income (loss) before income tax	260	97	213	16

Income tax	-26	-24	-18	-4

Net result from discontinued operations	234	73	195	12

2024 Third Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our subordinated notes with no fixed maturity).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2024 Average	2023 Average	2024 Average	2023 Average	2024 End of period	2023 End of period
Mexican peso	17.92	17.68	19.34	17.06	19.69	17.42
Euro	0.9207	0.9236	0.9084	0.9235	0.8981	0.9457
British pound	0.7809	0.8031	0.7620	0.7948	0.7477	0.8195

Amounts provided in units of local currency per U.S. dollar.

2024 Third Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets, in Mexico or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). . Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records.

This report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS.

2024 Third Quarter Results	Page 16

Disclaimer

Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the reports, presentations, and documents to be disclosed during Cemex’s third quarter 2024 results conference call and audio webcast presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

Additionally, the information contained in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2024 Third Quarter Results	Page 17